Exhibit 99.1

First Quarter Report & Interim Management’s Discussion and Analysis
For the period ended March 31, 2003

Q1

FAIRMONT HOTELS & RESORTS INC.

The lodging industry is facing an exceptionally challenging environment. War in Iraq, weak U.S. and global economies, problems in the airline industry and severe acute respiratory syndrome have all combined to depress industry conditions.

Despite these challenges, we are pleased to report EBITDA of $42.2 million, which met our expectations and represented an increase of 10.8% over the prior year. Our owned portfolio continues to benefit from our strength in the leisure market and our considerable Canadian component. Favorable exchange rate movements also contributed to an improvement in results. On a comparable basis, revenue per available room, or RevPAR, for our owned portfolio was about flat, down 0.5%, and RevPAR at all of our Fairmont managed hotels declined 4.1%.

The current operating environment remains a challenge and given the uncertainty of the impact the previously mentioned factors will have on our business in the near-term, we are suspending our quarterly and full-year guidance. We expect to resume providing earnings estimates as soon as conditions stabilize.

We continue to believe that we will outperform the industry in 2003. We have invested heavily in many of our world-class properties and as a result, our unique collection is in the best physical condition ever. Our strong balance sheet provides financial strength during this challenging time and gives us the capability to grow should the right opportunities present themselves. These competitive advantages position us well to withstand the current environment and benefit from a rebound in the industry.

signed

William R. Fatt
Chief Executive Officer
April 17, 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements and notes contained herein. The financial statements of Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”) are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The financial statements and the MD&A are presented in United States dollars unless otherwise indicated. This MD&A is based on the segmented information of FHR’s operations found in note 9 of the unaudited consolidated financial statements.

     The preparation of financial statements and related disclosures in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and contingencies. Management bases its estimates and assumptions on historical experience and other facts that are believed, at the time, to form a reasonable basis for such estimates and assumptions. Actual results may differ, potentially materially, from those previously estimated or assumed. Many of the factors impacting the actual results are outside of the Company’s control. FHR evaluates such estimates and assumptions on a periodic basis.

     The MD&A contains forward-looking information based on management’s best estimates and assumptions under the current operating environment. These forward-looking statements are related to, but not limited to, FHR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate,” “believe,” “expect,” “plan” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive and lodging industry conditions. A detailed description of these factors can be found in the section entitled “Risks and Uncertainties” in the 2002 Annual Report. FHR disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

	Three Months Ended March 31,

	2003	2002

Operating revenues[1]
Hotel ownership operations	$140.4	$123.8
Management operations	8.6	6.3
Real estate	18.9	12.3

	167.9	142.4
Loss from investments and other	(6.7)	(3.4)
EBITDA[2]	42.2	38.1
Net income	12.5	13.6
Basic earnings per share	$0.16	$0.17

1.	Operating revenues exclude other revenues from managed and franchised properties (consists of direct and indirect costs relating primarily to marketing and reservation services that are reimbursed by hotel owners on a cost recovery basis). Management considers that the exclusion of such revenues provides a meaningful measure of operating performance, however, it is not a defined measure of operating performance under Canadian GAAP. FHR’s calculation of operating revenues may be different than the calculation used by other entities.

2.	EBITDA is defined as earnings before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. Management considers EBITDA to be a meaningful indicator of operating performance, however, it is not a defined measure of operating performance under Canadian GAAP. FHR’s calculation of EBITDA may be different than the calculation used by other entities.

CORPORATE DEVELOPMENTS

In February 2003, FHR acquired the remaining 50% equity interest in The Fairmont Copley Plaza Boston from entities controlled by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud of Saudi Arabia. The purchase of this ownership interest was satisfied in part through the issuance of one million common shares. FHR assumed approximately $64.5 million of secured debt on completion of this acquisition.

     On February 14, 2003, FHR secured a three-year, $120.0 million mortgage on The Fairmont Kea Lani Maui. The mortgage bears interest at the greater of 4.25% and LIBOR plus 310 basis points. FHR has also entered into an interest rate hedge to cap the LIBOR rate at 9.0%. Proceeds raised from this mortgage were used to repay existing bank debt.

RESULTS OF OPERATIONS

Consolidated Results

FHR generated revenues of $174.9 million in the first quarter of 2003, up from $149.0 million in the first quarter of 2002. This improvement relates primarily to increased revenues from the recent acquisitions and real estate activities. Foreign currency fluctuations also contributed to the improved results. Approximately one third of hotel ownership and management revenues were earned in Canadian dollars. On average, the Canadian dollar appreciated approximately 5% in the first quarter of 2003 when compared to the first quarter of 2002. EBITDA increased to $42.2 million in the first quarter, up $4.1 million or 10.8% from $38.1 million in 2002. EBITDA margin, defined as EBITDA as a percentage of operating revenues, was 25.1% for the quarter, down from 26.8% in 2002. This decline in EBITDA margin is mainly the result of one-time expense reductions realized in the first quarter of 2002. Net income for the quarter was $12.5 million, down from $13.6 million in 2002. Basic and diluted earnings per share were $0.16 in 2003 versus $0.17 in 2002.

     Revenues are typically lower in the first and fourth quarters and higher in the second and third quarters of the year. This is in contrast to fixed costs such as insurance, property tax and various administrative costs, which are not significantly affected by seasonal or short-term variations. As a result, EBITDA and EBITDA margins tend to be lower than the yearly average in the first quarter of the year.

Comparable Operating Statistics

     Comparable Hotels and Resorts are defined as properties that were fully open under FHR management for at least the entire current and prior periods. Comparable Hotels and Resorts statistics exclude properties where major renovations have had a significant adverse effect on their primary operations. For the three-month period ended March 31, 2003 versus the three-month period ended March 31, 2002, no properties were excluded due to the impact of major renovations.

COMPARABLE OPERATING STATISTICS

	Three Months Ended March 31,

	2003	2002

OWNED HOTELS & RESORTS
Worldwide
RevPAR	115.25	115.83
ADR	196.12	188.61
Occupancy	58.8%	61.4%
Canada
RevPAR	86.27	83.20
ADR	141.25	128.85
Occupancy	61.1%	64.6%
U.S. and International
RevPAR	141.38	145.43
ADR	249.42	248.42
Occupancy	56.7%	58.5%
FAIRMONT MANAGED HOTELS
Worldwide
RevPAR	91.97	95.88
ADR	163.83	159.68
Occupancy	56.1%	60.0%
Canada
RevPAR	66.42	65.72
ADR	119.37	109.54
Occupancy	55.6%	60.0%
U.S. and International
RevPAR	120.51	130.03
ADR	212.56	216.34
Occupancy	56.7%	60.1%
DELTA MANAGED HOTELS
RevPAR	47.52	42.74
ADR	82.25	77.70
Occupancy	57.8%	55.0%

RevPAR is defined as revenues per available room
ADR is defined as average daily rate

Hotel Ownership Operations

OWNERSHIP HIGHLIGHTS

Banff and Jasper National Parks

FHR’s three properties located in these parks continue to produce acceptable operating results despite the increased fear of traveling during the war in Iraq and overall economic weakness. The Fairmont Banff Springs and The Fairmont Chateau Lake Louise experienced strong demand from both the group leisure and group business segments, however, poor skiing conditions early in the quarter resulted in reduced demand from individual leisure travelers at all three resorts.

Whistler, British Columbia

The Fairmont Chateau Whistler continues to be impacted by weak demand from its California client base, which historically has generated a significant portion of this property’s revenues. This resort was also impacted by lower demand from the individual leisure segment due to inconsistent skiing conditions throughout the winter.

Scottsdale, Arizona

With the recent opening of three new hotels in the Scottsdale market, The Fairmont Scottsdale Princess has experienced moderate declines in both ADR and occupancy levels. Management anticipates this new supply will be fully absorbed within two years. During this period, the Scottsdale market will be negatively impacted, however, given the unique attributes of The Fairmont Scottsdale Princess, management expects the resort to perform better than its peers.

Boston, Massachusetts

In February 2003, FHR acquired the remaining 50% ownership interest in The Fairmont Copley Plaza Boston. The hotel is undergoing a significant renovation program, which resulted in a large portion of its guestrooms being out of inventory. Although the hotel was unable to capitalize on some peak demand periods during the quarter, this renovation program did not have a significant impact on earnings as the overall Boston market suffered from reduced levels of demand throughout the quarter.

Hawaii

The Fairmont Kea Lani Maui continues to perform well despite the difficult operating environment as this resort caters primarily to an affluent leisure clientele base who is not as affected by the general economic downturn.

Management started its repositioning of The Fairmont Orchid, Hawaii in the first quarter. This repositioning effort appears to be well timed given the recent weakness in leisure travel.

Bermuda

The first quarter is the lowest earnings period for these hotels. As a result, recent world events have not had a significant impact on these properties.

Revenues from hotel ownership operations were $140.4 million in the first quarter of 2003, up $16.6 million or 13.4% from $123.8 million in 2001. Recent acquisitions contributed virtually all of this increase while strong operating results at some of FHR’s key properties such as The Fairmont Banff Springs and The Fairmont Kea Lani Maui has helped to offset the impact of consumer anxiety regarding the war in Iraq and a sluggish global economy on the remainder of the owned portfolio. Overall, FHR has experienced a relatively low cancellation rate on its previously booked group business. However, there continues to be a “wait and see” attitude for future group bookings. FHR is also experiencing a very late booking pattern from individual leisure and business travelers, which has become typical throughout the industry.

     Revenues from U.S. and International hotels in the first quarter were up $14.2 million or 17.3% from 2002 due to the recent acquisitions of The Fairmont Orchid, Hawaii and the remaining 50% ownership interest in The Fairmont Copley Plaza Boston, which was previously accounted for as an equity investment. These additions generated $16.4 million in revenues and combined with another strong quarter at The Fairmont Kea Lani Maui helped to offset reduced demand from individual leisure travelers at The Fairmont Scottsdale Princess and The Fairmont Acapulco Princess.

     Revenues at the Canadian properties were $44.2 million, up $2.4 million or 5.7% from $41.8 million in 2002. The Fairmont Banff Springs and The Fairmont Chateau Lake Louise generated an additional $3.2 million in revenues over 2002 on strong demand from the group business segment. These improvements helped to offset reduced demand at The Fairmont Chateau Whistler caused by poor skiing conditions and fewer visits from its California clientele.

     RevPAR for Comparable Hotels and Resorts was $115.25 in the first quarter of 2003, virtually unchanged from $115.83 in 2002. Stronger demand from the group business segment, which generally is booked at higher rates, and favorable foreign exchange fluctuations contributed to a 4.0% increase in ADR. Occupancy was 2.6 points lower due to reduced demand from individual business and leisure travelers resulting from, among other concerns, an increased reluctance to travel leading up to and during the war in Iraq.

     RevPAR at the Canadian hotels increased to $86.27 in the quarter, up $3.07 or 3.7% from $83.20 in 2002. A 2.8% drop in RevPAR at the U.S. and International hotels offset this improvement.

     Hotel ownership expenses were $110.4 million for the quarter versus $89.4 million in 2002. Of this $21.0 million increase, $14.3 million is attributable to the recent acquisitions of The Fairmont Orchid, Hawaii and The Fairmont Copley Plaza Boston. The remainder related primarily to unsustainably low operating costs in 2002 made in response to the precipitous decline in occupancy following September 11th, 2001 as well as one-time cost reductions realized in 2002 that are not likely to repeat. With the exception of increases in energy, property tax and insurance, all other fixed costs were relatively stable from 2002. The impact of the events of September 11th has been priced into FHR’s insurance policies since April 1, 2002. As a result, the quarterly impact of any future insurance premium increases is not expected to be as great.

     EBITDA from FHR’s hotel ownership operations decreased to $29.6 million in the first quarter of 2003, down $5.9 million or 16.6% from 2002. EBITDA margin for the quarter was 21.1% versus 28.7% in 2002. At current occupancy levels, significant portions of hotel ownership expenses are fixed. As a result, the 2.6 point reduction in occupancy in the quarter yielded EBITDA margins that were at the low end of the range FHR typically achieves under normal operating conditions. In 2002, EBITDA margins were higher than normal due to an unexpectedly sharp rebound in demand in the first quarter of 2002 that magnified the impact of the aforementioned reduction in operating costs following September 11, 2001 as well as the impact of other cost reductions in 2002 that are not likely to repeat.

     FHR’s hotel ownership EBITDA also includes an equity loss of $0.4 million from investments in the first quarter versus equity income of $1.1 million in 2002.

Legacy

     Equity losses generated by FHR’s investment in Legacy Hotels Real Estate Investment Trust (“Legacy”) were $6.3 million for the quarter versus $4.5 million in 2002. This decline is primarily the result of weaker performance across the portfolio, and at Fairmont The Queen Elizabeth in particular, which is undergoing significant room renovations, as well as higher energy and insurance costs. In addition, hotels acquired by Legacy in 2002 have historically generated their weakest results in the first quarter of the year.

Real Estate Activities

     In March 2003, FHR disposed of two blocks of land for total proceeds of $18.9 million. FHR disposed of a block of land zoned for commercial use at the Coal Harbour lands in Vancouver, B.C. and a block of land zoned for residential use at the Southtown lands in Toronto, Ontario. FHR recorded EBITDA from real estate activities of $9.3 million in the quarter. This compares with EBITDA of $0.5 million in 2002 when only one block of land was sold. FHR expects to dispose of one additional block of land for proceeds of approximately $10 to $11 million before the end of the year.

Management Operations

Fairmont

In the first quarter of 2003, revenues under management, defined as revenues generated by owned, managed and franchised hotels, increased to $309 million, up $25 million or 8.8% from $284 million in 2002. This increase is mainly the result of the addition of four new management contracts in 2002.

     Fairmont earned fee revenues of $10.4 million in the first quarter, up from $8.8 million in 2002. This increase consists primarily of higher base management fees and Legacy advisory fees, which were commensurate with the increase in revenues under management and Legacy assets, respectively. Incentive fee revenues are relatively minor in the first quarter since most management agreements require that annual operating performance targets be met before incentive fee revenues are achieved. FHR typically achieves such targets during the third and fourth quarters.

     For the Fairmont portfolio of Comparable Hotels and Resorts, RevPAR decreased to $91.97 in the first quarter, down 4.1% from $95.88 in 2002. Although the Canadian hotels reported a 1.1% increase in RevPAR in the quarter, continued weakness at U.S. city center properties resulted in RevPAR declining at the U.S. and International properties by 7.3%. This decline was driven primarily by a 3.4 point decline in occupancy, which was the direct result of a decline in travel during the period leading up to and during the war in Iraq. Fairmont managed to hold ADR relatively constant at its U.S. and International properties during the quarter. Fairmont’s Canadian portfolio generated a substantial increase in ADR despite reduced occupancies and inconsistent skiing conditions in Whistler, B.C.

     Fairmont reported EBITDA of $7.1 million in the quarter, up from $5.2 million in 2002. EBITDA margin improved to 68.3% for the quarter, up from 59.1% in 2002. Although Fairmont added four new management contracts compared to the first quarter of 2002, the incremental costs associated with these additions were relatively small. Also, an increased focus on operating efficiency helped to reduce operating costs.

Delta

Delta earned management fee revenues of $3.1 million in the first quarter of 2003, up from $2.2 million in 2002. This improvement was generated by a 4.0% increase in revenues under management to $67 million and a one-time payout resulting from a settlement on the early termination of two management contracts in 2000 and 2001. The Delta St. Eugene Mission Resort, Delta’s most recent addition, officially opened on January 14, 2003. Management’s objective is to add up to two new management or franchise agreements before the end of 2003.

Other Items

Amortization

Amortization for the quarter was $16.3 million compared to $13.7 million in 2002. This increase is consistent with the recent expansion of ownership operations and profit improving projects at the owned hotels.

Other Income and Expenses

Other income in the comparative quarter consisted primarily of the favorable settlement of previously accrued amounts related to the October 1, 2001 reorganization.

Reorganization and Corporate Expenses

Reorganization costs relate to the reorganization of Canadian Pacific Limited (“CPL”) into five separate public companies that occurred on October 1, 2001. Corporate expenses were costs associated with the corporate activities performed by CPL for all subsidiaries, including the hotel operations, prior to October 1, 2001. The majority of these corporate activities have since been eliminated. In 2002, FHR reversed certain provisions related to the reorganization that were no longer required.

Interest Expense, Net

Interest expense of $5.9 million for the quarter was up from $4.5 million in 2002 due to increased borrowings to finance recent acquisitions and profit-enhancing projects.

Income Tax Expense (Recovery)

Income tax expense for the quarter was $7.5 million versus $13.0 million in 2002. FHR’s effective tax rate in the first quarter was 37.5%. A number of factors contributed to this relatively high tax rate including increased losses generated by international hotels in non-taxable jurisdictions, non-taxable losses generated by FHR’s equity investments and the utilization of capital losses to offset gains on land held for sale, the benefit of which is not recorded until FHR is able to use them. Management currently expects that FHR’s 2003 effective tax rate will be approximately 27%.

Net Income and Earnings Per Share

Net income for the quarter was $12.5 million, down from $13.6 million in 2002. Basic and diluted earnings per share were $0.16 in 2003 versus $0.17 in 2002.

LIQUIDITY AND CAPITAL RESOURCES

FHR generally utilizes cash from operations, debt facilities and equity financing to make equity investments, obtain or maintain long-term management contracts, make selective acquisitions of individual hotels or portfolios and to fund its share of hotel capital improvements and operating requirements. Cash and cash equivalents on hand at March 31, 2003 totaled $50.3 million, an increase of $1.3 million from December 31, 2002. FHR typically generates the majority of its cash from operating activities in the second and third quarters. Any short-term cash flow deficiencies that occur throughout the year are met by drawing on available bank lines.

Operating Activities

Cash generated by operating activities was $36.1 million for the quarter ended March 31, 2003, up $1.4 million from 2002. Real estate activities provided a large portion of cash generated during the quarter as $18.9 million of cash proceeds were received on the sale of land. Changes in working capital utilized $11.7 million in cash in the first quarter of 2003. The majority of this change related to increased accounts receivable balances resulting from increased group business over the fourth quarter of 2002 and the recent acquisition of The Fairmont Orchid, Hawaii. FHR assumed only a small portion of the resort’s outstanding receivable balance on the acquisition date and therefore, accounts receivable were lower than usual for this resort at December 31, 2002. All other working capital balances are consistent with those at December 31, 2002.

Investing Activities

In February 2003, FHR acquired the remaining 50% interest in The Fairmont Copley Plaza Boston. This acquisition, which was primarily funded through the issuance of one million common shares, generated cash proceeds of $6.0 million through the acquisition of cash balances remaining in the corporate structure of the hotel.

     Expenditures on property and equipment were $15.8 million in the first quarter of 2003, compared to $31.2 million in 2002.

Expenditures on profit-enhancing projects in the first quarter of 2003 included the following:

•	Construction of the meeting facility at The Fairmont Chateau Lake Louise and the conversion of one floor to the Fairmont Gold product continued throughout the quarter. It is expected that the Fairmont Gold floor will be completed in May 2003. FHR plans on expanding the Fairmont Gold product at this hotel in the fall.

•	Guestroom renovations at The Fairmont Copley Plaza Boston continued throughout the quarter. This phase will be finished by the end of April 2003. The final phase of guestroom renovations will be started this fall.

•	Renovations continued to guestrooms at The Fairmont Hamilton Princess. These renovations will be completed in May 2003.

•	At The Fairmont Kea Lani Maui, guestroom renovations began late in the quarter and will continue throughout the year. It is not expected that these improvements will impact operations since only a small number of guestrooms will be out of service at any given time.

In addition to the projects listed above, FHR also plans to undertake the following profit-enhancing projects later in 2003:

•	Starting in May, The Fairmont Royal Pavilion will be closed for approximately six months to complete major guestroom renovations. FHR does not expect this closure to materially impact its operations in Barbados as the resort will be closed during its off-peak season and guests will still be able to stay at The Fairmont Glitter Bay and enjoy all of the facilities shared by these resorts.

•	In the second quarter, renovations to the spa at The Fairmont Orchid will begin. Upon completion in early 2004, the spa will be branded as a Willow Stream product.

Financing Activities

FHR’s consolidated net borrowing position of $559.7 million was up $73.2 million from December 31, 2002. This increase was caused primarily by the inclusion of long-term debts assumed on the acquisition of The Fairmont Copley Plaza Boston, notwithstanding the net repayment of $19.0 million in long-term debts.

     On February 14, 2003, FHR secured a three-year, $120.0 million mortgage on The Fairmont Kea Lani Maui. The mortgage bears interest at the greater of 4.25% and LIBOR plus 310 basis points. FHR has also entered into an interest rate hedge to cap the LIBOR rate at 9.0%. Proceeds raised from this mortgage were used to repay existing bank debt.

     In 2002, FHR obtained regulatory approval to renew its normal course issuer bid program whereby it can purchase for cancellation up to approximately 7.8 million or 10% of its common shares, within a 12-month period ending October 2, 2003. During the quarter ended March 31, 2003, FHR repurchased 249,400 shares at an average price of Cdn$29.94.

     As a result of the impact of the issuance of shares on the acquisition of The Fairmont Copley Plaza Boston and normal course issuer bid, there were approximately 79.5 million shares outstanding at March 31, 2003, representing an increase of approximately 0.7 million shares outstanding during the quarter.

     At March 31, 2003, FHR’s primary sources of contractual obligations consisted of amounts drawn on its bank facilities as well as mortgages owing. A total of $243.6 million (Cdn$358.1 million) was advanced under FHR’s credit facilities as at March 31, 2003. Letters of credit totaling $49.6 million were also issued against FHR’s lines of credit as at March 31, 2003. FHR’s remaining capacity under these lines of credit was $182.0 million (Cdn$267.5 million) as at March 31, 2003. Additionally, one of FHR’s subsidiaries had approximately $43 million outstanding under its $100 million credit line as at March 31, 2003. FHR intends on ultimately paying off these amounts through cash flow generated by operations and long-term re-financings.

CONTRACTUAL COMMITMENTS

	Commitment Expiration per Period

	Total	<1 Year	1 - 3 Years	4 - 5 Years	After 5 Years

Standby letters of credit[1]	$57.9	$57.9	$—	$—	$—
Guarantees	10.6	10.6	—	—	—
Other contractual commitments	10.0	10.0	—	—	—

Total	$78.5	$78.5	$—	$—	$—

1.	FHR typically issues letters of credit against its lines of credit.

CONTRACTUAL OBLIGATIONS

	Payments Due by Period

	Total	<1 Year	1 - 3 Years	4 - 5 Years	After 5 Years

Long-term debt	$610.0	$73.5	$303.7	$190.0	$42.2
Operating leases	88.2	8.7	21.5	19.2	38.9
Other long-term obligations	44.3	39.3	5.0	—	—

Total	$742.5	$121.5	$331.2	$209.2	$81.1

CHANGES IN ACCOUNTING POLICIES

In the first quarter of 2003, FHR adopted two changes in accounting policies with respect to accounting for the impairment of long-lived assets and the disposal of long-lived assets and discontinued operations. Details of these changes are outlined in note 2 of the unaudited consolidated financial statements. Although FHR was not required to enact these new recommendations, management elected for early adoption in order to minimize the differences between financial reporting under Canadian and U.S. generally accepted accounting principles.

     Effective January 1, 2003, FHR adopted the new CICA guidelines that clarify the disclosure requirements of certain guarantees. For those guarantees that meet the disclosure requirements under these new guidelines, FHR is required to provide details regarding the nature of the guarantees, including term, how they arose and events that would require performance under the guarantee, the maximum potential amount of future payments, the current carrying amount of the related liability and the nature of any recourse that FHR may have if a guarantee is exercised.

LABOR RELATIONS

In the first quarter, a new labor contract was successfully negotiated at one Fairmont hotel. Labor negotiations are currently in progress at four other Fairmont properties. Two of these properties are owned by Fairmont and the other two are owned by Legacy. Although it is not possible to predict the outcome of labor negotiations, management is hopeful that reasonable settlements will be reached.

CONSOLIDATED BALANCE SHEETS
     (Stated in millions of U.S. dollars) (Unaudited)

	March 31	December 31
	2003	2002

Assets
Current assets
Cash and cash equivalents	$50.3	$49.0
Accounts receivable	57.7	47.0
Inventory	13.6	12.5
Prepaid expenses and other	12.5	10.9

	134.1	119.4
Investments in partnerships and corporations (note 3)	49.0	68.9
Investment in Legacy Hotels Real Estate Investment Trust	97.8	96.4
Non-hotel real estate	88.0	88.8
Property and equipment	1,577.6	1,441.1
Goodwill	126.1	123.0
Intangible assets	205.2	201.7
Other assets and deferred charges	85.2	83.7

	$2,363.0	$2,223.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$105.5	$102.7
Taxes payable	9.4	5.3
Dividends payable	—	2.4
Current portion of long-term debt	73.5	72.3

	188.4	182.7
Long-term debt	536.5	463.2
Other liabilities	85.9	81.4
Future income taxes	99.1	96.4

	909.9	823.7

Shareholders’ equity (note 4)	1,453.1	1,399.3

	$2,363.0	$2,223.0

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
     Three Months ended March 31 (Stated in millions of U.S. dollars) (Unaudited)

	2003	2002

Balance — Beginning of period	$38.5	$(19.6)
Net income	12.5	13.6

	51.0	(6.0)
Repurchase of common shares (note 4)	(1.2)	—

Balance — End of period	$49.8	$(6.0)

CONSOLIDATED STATEMENTS OF INCOME
     Three Months ended March 31 (Stated in millions of U.S. dollars, except per share amounts) (Unaudited)

	2003	2002

Revenues
Hotel ownership operations	$140.4	$123.8
Management operations	8.6	6.3
Real estate activities	18.9	12.3

Operating revenues	167.9	142.4
Other revenues from managed and franchised properties	7.0	6.6

	174.9	149.0
Expenses
Hotel ownership operations	105.5	84.7
Management operations	3.9	4.4
Real estate activities	9.6	11.8

Operating expenses	119.0	100.9
Other expenses from managed and franchised properties	7.0	6.6

	126.0	107.5
Income (loss) from investments and other	(6.7)	(3.4)

Operating income before undernoted items	42.2	38.1
Amortization	16.3	13.7
Other (income) expenses, net	—	(6.7)
Reorganization and corporate expenses	—	(0.2)
Interest expense, net	5.9	4.5

Income before income tax expense and non-controlling interest	20.0	26.8

Income tax expense
Current	5.3	4.2
Future	2.2	8.8

	7.5	13.0

Non-controlling interest	—	0.2

Net income	$12.5	$13.6

Weighted average number of common shares outstanding (in millions) (note 4)
Basic	79.3	78.6
Diluted	80.0	80.0
Basic earnings per common share	$0.16	$0.17
Diluted earnings per common share	$0.16	$0.17

CONSOLIDATED STATEMENTS OF CASH FLOWS
     Three Months ended March 31 (Stated in millions of U.S. dollars) (Unaudited)

	2003	2002

Cash provided by (used in)
Operating activities
Net income	$12.5	$13.6
Items not affecting cash
Amortization of property and equipment	15.6	13.1
Amortization of intangible assets	0.7	0.6
(Income) loss from investments and other	6.7	3.4
Future income taxes	2.2	8.8
Non-controlling interest	—	0.2
Other	2.7	(5.2)
Change in non-hotel real estate	7.4	8.3
Changes in non-cash working capital items (note 5)	(11.7)	(8.1)

	36.1	34.7

Investing activities
Additions to property and equipment	(15.8)	(31.2)
Acquisitions, net of cash acquired (note 3)	6.0	—
Investments in partnerships and corporations	(0.1)	—

	(9.9)	(31.2)

Financing activities
Issuance of long-term debt	123.5	39.0
Repayment of long-term debt	(142.5)	(23.4)
Issuance of common shares	—	0.4
Repurchase of common shares	(5.0)	(0.7)
Dividends paid	(2.4)	(1.6)

	(26.4)	13.7

Effect of exchange rate changes on cash	1.5	(1.4)

Increase in cash	1.3	15.8
Cash — Beginning of period	49.0	52.7

Cash — End of period	$50.3	$68.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (Stated in millions of U.S. dollars) (Unaudited)

1.

Fairmont Hotels & Resorts Inc. (“FHR”) has operated and owned hotels and resorts for 115 years and currently manages properties principally under the Fairmont and Delta brands. At March 31, 2003, FHR managed 80 luxury and first-class hotels. FHR owns 83.5% of Fairmont Hotels Inc. (“Fairmont”), which at March 31, 2003, managed 41 luxury Fairmont branded properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. Delta Hotels Limited (“Delta”), a wholly owned subsidiary of FHR, managed or franchised 39 Canadian hotels and resorts at March 31, 2003.

     In addition to hotel and resort management, at March 31, 2003, FHR had hotel ownership interests ranging from approximately 20% to 100% in 23 properties, located in Canada, the United States, Mexico, Bermuda and Barbados. FHR also has an approximate 35% equity interest in Legacy Hotels Real Estate Investment Trust (“Legacy”), which owns 22 hotels and resorts across Canada and one in the United States. FHR also owns real estate properties that are suitable for either commercial or residential development.

     Results for the quarter ended March 31, 2003 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

2.

These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002 presented in the annual report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2002 audited consolidated financial statements, except as discussed below.

Long-lived assets

Effective January 1, 2003, FHR adopted the new recommendations of The Canadian Institute of Chartered Accountants (“CICA”) with respect to accounting for the impairment of long-lived assets. This standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent, when testing for and measuring impairment. Under the new standard, a two-step process will determine the impairment of long-lived assets held for use, with the first step determining when impairment is recognized and the second step measuring the amount of the impairment. Impairment losses will be recognized when the carrying amount of long-lived assets exceeds the sum of the undiscounted cash flows expected to result from their use and eventual disposition and will be measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. Adoption of this new standard did not have an impact on FHR’s financial position, results of operations or cash flows.

     Also effective January 1, 2003, FHR adopted the new CICA recommendations relating to the disposal of long-lived assets and discontinued operations. Subject to certain criteria, long-lived assets and any associated assets or liabilities that management expects to dispose of by sale will now be classified as held for sale. The related results of operations from these assets classified as held for sale will be reported in discontinued operations if certain criteria are met, with reclassification of prior year’s related operating results. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this new standard did not have an impact on FHR’s financial position, results of operations or cash flows.

3. ACQUISITION

In February 2003, FHR acquired the remaining 50% equity interest in The Fairmont Copley Plaza Boston from entities controlled by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud of Saudi Arabia. The total purchase price for 100% of The Fairmont Copley Plaza Boston, including the 50% already owned, was approximately $117.0 and was satisfied by the issuance of one million common shares at a fair market value of $21.49 per share, the assumption of a mortgage at $64.5 and cash paid of $30.7. FHR purchased the initial 50% equity interest in the hotel in July 2001 for cash. The acquisition was accounted for using the step purchase method, and 100% of the results of the hotel have been included in the consolidated statements of income from February 10, 2003. Certain acquisition costs have been estimated in the purchase price equation and have not yet been finalized. The mortgage is secured by substantially all assets and an assignment of auxiliary rents of The Fairmont Copley Plaza Boston, is due March 1, 2006 and bears interest at floating rates based on LIBOR plus 225 basis points. In order to hedge against exposures to increases in interest rates, FHR has entered into an interest rate hedge to cap the LIBOR rate at 6.5%.

The total cost of the hotel, including the 50% interest already owned, acquisition costs of $0.5 less cash acquired of $14.8, has been allocated to the tangible assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date, as follows:

Land	$25.1
Building	77.8
Furniture, fixtures and equipment	2.5
Long-term debt	(64.5)
Current assets	3.2
Current liabilities	(6.8)

$37.3

4. SHAREHOLDERS’ EQUITY

	March 31,	December 31,
	2003	2002

Common shares	$1,208.8	$1,191.5
Contributed surplus	141.9	141.9
Foreign currency translation adjustments	52.6	27.4
Retained earnings	49.8	38.5

	$1,453.1	$1,399.3

The diluted weighted-average number of common shares outstanding is calculated as follows:

Three Months ended March 31 (in millions)	2003	2002

Weighted-average number of common shares outstanding — basic	79.3	78.6
Stock options	0.7	1.4

Weighted-average number of common shares outstanding — diluted	80.0	80.0

     Under a normal course issuer bid, FHR may repurchase for cancellation up to approximately 7.8 million or 10% of its outstanding common shares. The amounts and timing of repurchases are at FHR’s discretion and, under the current program, can be made until October 2, 2003. During the three months ended March 31, 2003, FHR repurchased 249,400 shares for total consideration of $5.0, of which, $3.8 was charged to common shares, and $1.2 was charged to retained earnings. During the three months ended March 31, 2003, FHR issued 1,950 shares pursuant to the Key Employee Stock Option Plan (“KESOP”). At March 31, 2003, 79,532,172 common shares were outstanding (2002 — 78,622,459).

     During the three months ended March 31, 2003, no stock options were granted. Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002, net income and basic and diluted earnings per share would have been:

Three Months ended March 31 (in millions)	2003	2002

Reported net income	$12.5	$13.6
Net income assuming fair value method used	$12.3	$13.6
Assuming fair value method used
Basic earnings per share	$0.16	$0.17
Diluted earnings per share	$0.15	$0.17

5. CHANGES IN NON-CASH WORKING CAPITAL

Three Months ended March 31 (in millions)	2003	2002

Decrease (increase) in current assets
Accounts receivable	$(9.7)	$(5.8)
Inventory	(0.8)	0.3
Prepaid expenses and other	(0.9)	(2.7)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(3.0)	0.7
Taxes payable	2.7	(0.6)

	$(11.7)	$(8.1)

6.

In February 2003, FHR completed a $120.0 financing secured by substantially all assets and an assignment of auxiliary rents of The Fairmont Kea Lani Maui. The mortgage is due March 1, 2006 and bears interest at the greater of 4.25% and LIBOR plus 310 basis points. In order to hedge against exposures to increases in interest rates, FHR has entered into an interest rate hedge to cap the LIBOR rate at 9.0%.

7.

Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2003.

8. GUARANTEES

Significant guarantees that have been provided to third parties include the following:

Debt guarantees

FHR has provided guarantees totalling $10.6 million related to debts incurred by hotels in which it holds a minority equity interest. In the event that one of these hotels fails to meet certain financial obligations, the lenders may draw upon these guarantees. The term of these guarantees is equal to the term of the related debts, which are all due on demand. FHR has collateral security on the underlying hotel assets if the guarantees are drawn upon. No amount has been recorded in the financial statements for amounts owing under these guarantees.

Business dispositions

In the sale of all or a part of a business, we may agree to indemnify against claims for FHR’s past business practices in the areas of tax and environmental matters. The term of such indemnification is subject to certain actions that are under the control of the acquirer and the amount of the indemnification is not limited. The nature of these indemnification agreements prevents us from estimating the maximum potential liability we could be required to pay to counter parties. FHR has accruals in its financial statements of approximately $31 million related to potential claims under the indemnifications.

Director and officer indemnification agreements

FHR has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. FHR has purchased directors’ and officers’ liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements.

Other indemnification agreements

In the normal course of operations, FHR may provide indemnification agreements, other than those listed above, to counterparties that would require FHR to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents FHR from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

9. SEGMENTED INFORMATION

FHR has five reportable operating segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Hotel ownership consists of real estate interests ranging from approximately 20% to 100% in 23 properties. The investment in Legacy consists of an approximate 35% equity interest in Legacy, which owns 22 hotels and resorts across Canada and one in the United States. Real estate activities consists primarily of two large undeveloped land blocks in Toronto and Vancouver. Fairmont is a North American luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company.

     The performance of all segments is evaluated primarily on earnings before interest taxes and amortization (“EBITDA”), which is defined as income before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. It includes income from investments and other. Amortization, other income and expenses, reorganization and corporate expenses, interest and income taxes are not allocated to the individual segments. All transactions among operating segments are conducted at fair market value.

     The following tables present revenues, EBITDA, total assets and capital expenditures for FHR’s reportable segments:

	Three Months ended March 31, 2003

	Ownership			Management
						Inter-
	Hotel		Real estate			segment
	ownership	Legacy	activities	Fairmont	Delta	elimination(a)	Total

Operating revenues	$140.4	$—	$18.9	$10.4	$3.1	$(4.9)	$167.9
Other revenues from managed and franchised properties	—	—	—	4.8	2.2	—	7.0

							174.9
Income (loss) from investments and other	(0.4)	(6.3)	—	—	—	—	(6.7)
EBITDA	29.6	(6.3)	9.3	7.1	2.5	—	42.2
Total assets(b)	1,983.5	97.8	89.8	328.6	69.5	(206.2)	2,363.0
Capital expenditures	15.6	—	—	0.2	—	—	15.8

	Three Months ended March 31, 2002

	Ownership			Management
						Inter-
	Hotel		Real estate			segment
	ownership	Legacy	activities	Fairmont	Delta	elimination(a)	Total

Operating revenues	$123.8	$—	$12.3	$8.8	$2.2	$(4.7)	$142.4
Other revenues from managed and franchised properties	—	—	—	4.7	1.9	—	6.6

							149.0
Income (loss) from investments and other	1.1	(4.5)	—	—	—	—	(3.4)
EBITDA	35.5	(4.5)	0.5	5.2	1.4	—	38.1
Total assets(b)	1,734.4	54.0	89.9	195.9	71.2	(225.7)	1,919.7
Capital expenditures	29.9	—	—	1.3	—	—	31.2

(a)	Revenues represent management fees that are charged by Fairmont of $4.8 (2002 — $4.6) and Delta of $0.1 (2002 — $0.1) to the hotel ownership operations, which are eliminated on consolidation. Total assets represent the elimination of intersegment loans net of corporate assets.

(b)	Hotel ownership assets include $35.7 (2002 — $58.3) of investments accounted for using the equity method.

SHAREHOLDER INFORMATION

EXECUTIVE OFFICE Canadian Pacific Tower 100 Wellington Street West Suite 1600 TD Centre, P.O. Box 40 Toronto, Ontario M5K 1B7	HOTEL RESERVATIONS Fairmont Hotels & Resorts Toll:800.441.1414 Website: www.fairmont.com Delta Hotels Toll:800.268.1133 Website: www.fairmont.com
INVESTOR RELATIONS
Emma Thompson
Executive Director Investor Relations
Toll:866.627.0642
Fax: 416.874.2761
Email: investor@fairmont.com
Website: www.fairmont.com

STOCK EXCHANGE LISTINGS
Toronto Stock Exchange
New York Stock Exchange
Trading symbol: FHR	TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada
1500 University Street
Suite 700
Montreal, Quebec H3A 3S8
Toll:800.332.0095
Tel: 514.982.7800

FOR FURTHER INFORMATION ON LEGACY
HOTELS REAL ESTATE INVESTMENT TRUST
Toronto Stock Exchange symbol: LGY.UN
Toll:866.627.0641
Website: www.legacyhotels.ca

www.fairmont.com